Innovation Beverage Group Limited

29 Anvil Road

Seven Hills, NSW 2147, Australia

March 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eranga Dias

Re: Innovation Beverage Group Limited’ Request for Acceleration

Registration Statement on Form F-1, as amended

File No. 333-294127

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 11, 2026, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, March 11, 2026, at 5:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

By: /s/ Sahil Beri
Name: Sahil Beri
Title: Chief Executive Officer

cc: Darrin M. Ocasio, Esq., Sichenzia Ross Ference Carmel LLP